Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

November 21, 2023

VIA EDGAR

Ms. Jennifer Thompson

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 27, 2023 (File No. 001-36430)

Dear Ms. Thompson and Mr. Mew,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 7, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”) and the Company’s response letters submitted on August 11, 2023 (the “August Response Letter”) and October 26, 2023 (the “October Response Letter”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

1.	We note your response to prior comment 1. As previously requested, please explain to us in detail how you reasonably concluded that the three employee directors who have a CCP official title of secretary or deputy secretary of the Tuniu Chinese Communist Party Committee are not CCP officials given their official titles, roles and responsibilities. In doing so, please describe in detail the roles and responsibilities corresponding to each official title.

The Company respectfully submits to the Staff that, as described in the October Response Letter, the term “CCP official” used under HFCAA is not a defined term under PRC laws, rules and regulations or CCP rules and regulations. Based on the clarification by Regulations Office of CCP Central Commission for Discipline Inspection, CCP members who are considered officials within the party, which we believe is a concept reasonably equivalent to “CCP officials” under HFCAA, include CCP members who are: (i) officials in party and government authorities, such as the Central Committee of CCP, the State Council, the Standing Committee of the National People’s Congress and the Supreme People’s Court, (ii) officials in state-owned or state-controlled enterprises and (iii) officials in public institutions, such as government-owned public hospitals and public schools. Given that the three employee directors are not officials of any of the aforementioned entities or organizations, and do not have any roles or responsibilities in them, the Company concluded that none of the three employee directors should be considered CCP officials. Nonetheless, the Company is furnishing the following information with respect to the roles and responsibilities of the three employee directors to the Staff for your information.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

November 21, 2023

The three employee directors are secretary, deputy secretary, and member and branch secretary of the Tuniu Chinese Communist Party Committee (the “Tuniu CCP Committee”), respectively. The secretary of the Tuniu CCP Committee is responsible for organizing meetings of Tuniu CCP Committee and maintaining communication with committee members; the deputy secretary of Tuniu CCP Committee assists the secretary in his work and takes charge of daily committee work in the absence of the secretary; and the member and branch secretary of Tuniu CCP Committee mainly encourages party members to participate in events organized by Tuniu CCP Committee (such as meetings, and teambuilding activities), and maintains communication with committee members of the branch. Furthermore, the Company confirms that Tuniu CCP Committee has no influence on the corporate governance or decision-making process by the board of directors or board committees of the Company, nor does Tuniu CCP Committee have any influence on the Company’s business operations.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP